UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

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Issued: 29 June 2020, London UK - LSE announcement

GSK receives first regulatory approval for Duvroq (daprodustat) in Japan for patients with anaemia due to chronic kidney disease

●   Approval marks a significant step in GSK's global efforts to help patients with anaemia due to chronic kidney disease (CKD).

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced the approval of a Japanese New Drug Application (JNDA) by the Ministry of Health, Labour and Welfare for Duvroq (daprodustat) tablets, an oral hypoxia-inducible factor prolyl hydroxylase inhibitor (HIF-PHI), for the treatment of patients with anaemia due to chronic kidney disease (CKD).

Dr. Hal Barron, Chief Scientific Officer and President R&D, GSK, said: "The approval of Duvroq brings a new, convenient oral treatment option to nearly 3.5 million patients in Japan who have anaemia associated with renal disease. We are pleased with this first approval and look forward to sharing data from our ongoing phase III programme as we seek to help many more patients suffering with this disease around the world."

Anaemia is common in patients with CKD because the kidneys no longer produce adequate amounts of erythropoietin, a hormone involved in prompting the production of red blood cells.1 HIF-PHIs are a new class of drug that trigger the body's adaptations to hypoxia (i.e. oxygen deprivation) and encourages the bone marrow to make more red blood cells and so reduce anaemia, thereby benefitting patients.

The JNDA was primarily based on positive data from the phase III programme conducted in Japan. The studies evaluated Duvroq for the treatment of anaemia in patients across the spectrum of CKD from stages 3-5. This included patients on dialysis, including both hemo- and peritoneal dialysis, and those not on dialysis, regardless of prior anaemia treatment with erythropoiesis-stimulating agents (ESAs). In contrast to current standard of care in patients with CKD which requires injections, Duvroq offers convenience with oral administration and flexibility with once-daily dosing for dialysis and non-dialysis patients.

Daprodustat is currently not approved as a treatment for anaemia due to CKD or any other indication anywhere else in the world other than in Japan. The ongoing phase III global programme, which includes two cardiovascular outcome studies ASCEND-D and ASCEND-ND, will support additional regulatory submissions across the world.

Duvroq is one of the medicines in GSK's growing portfolio of innovative specialty care products. In Japan, Duvroq will be exclusively distributed by Kyowa Kirin Co., Ltd. (KKC), following the strategic commercialisation deal announced in 2018. KKC has strong established expertise and experience in the treatment of anaemia due to CKD to ensure availability of this innovative medicine to patients. Commercial promotional launch activities will be led by KKC. GSK will support scientific engagement through medical science liaisons.

About the Japan clinical development programme

The three phase III studies in Japan included:

●       A 52-week study of 271 haemodialysis patients using ESAs prior to the study. It compared daprodustat versus darbepoetin alpha.
●       A 52-week study of 299 patients with stage 3-5 CKD not on dialysis, with or without prior use of ESA. It compared daprodustat versus epoetin beta pegol. Additionally, it included a cohort of 56 patients on peritoneal dialysis who were all treated with daprodustat.
●       A 24-week open label study of haemodialysis in 28 patients who were not receiving ESAs at entry to the study and were all treated with daprodustat.

About the global clinical development programme

GSK also has an ongoing global phase III registration programme, including:

●       ASCEND-D (Anaemia Studies in CKD: Erythropoiesis via a Novel PHI Daprodustat-Dialysis) enrolled approximately 3,000 dialysis dependent patients with anaemia associated with CKD switching from an ESA. Recruitment has completed.
●       ASCEND-ND (Anaemia Studies in CKD: Erythropoiesis via a Novel PHI Daprodustat-Non-Dialysis) will enrol approximately 4,500 non-dialysis dependent patients with anaemia associated with CKD and will include patients either switching from or naive to an ESA.  Recruitment remains ongoing.

For both studies, the co-primary endpoints are time to first occurrence of major adverse cardiovascular events (MACE) and mean change in haemoglobin between the baseline and efficacy period (mean over weeks 28-52). The studies will assess whether daprodustat is non-inferior to ESAs on these endpoints as the primary analysis. If non-inferiority of the primary analysis is met, superiority will be assessed for the MACE endpoint.

About daprodustat
Daprodustat, an oral hypoxia-inducible factor prolyl hydroxylase inhibitor, belongs to a new class of oral medicine indicated for the treatment of anaemia due to chronic kidney disease in adult patients not on dialysis and on dialysis. Inhibition of oxygen-sensing prolyl hydroxylase enzymes stabilises hypoxia-inducible factors, which can lead to transcription of erythropoietin and other genes involved in the production of red blood cells and iron metabolism, similar to the physiological effects that occur in the body at high altitude. Daprodustat has been developed to provide an orally-convenient treatment option which avoids the administration challenges and cold storage requirements of injectable ESAs/recombinant human erythropoietin.

The Japanese Prescribing Information includes the following:

Serious thromboembolism such as cerebral infarction, myocardial infarction and pulmonary embolism may occur during the treatment with daprodustat, sometimes resulting in death.

Significant Adverse Reactions:
Thromboembolism (0.8%). Thromboembolism such as Cerebral infarction (0.3%), Pulmonary embolism (0.3%), Retinal vein occlusion (0.3%), Deep vein thrombosis (0.3%) or Vascular access thrombosis (such as Shunt occlusion) (Frequency unknown).

For additional safety information refer to www.ClinicalTrials.gov.

About anaemia due to chronic kidney disease.
Anaemia is the term used to describe a decrease of red blood cells or haemoglobin concentration which carry oxygen to the body, and in general, haemoglobin is used for diagnosis of anaemia. Kidneys produce hormones including erythropoietin, which stimulates red blood cell production.1 a

Anaemia due to chronic kidney disease commonly arises in patients with kidney impairment because the kidneys no longer produce sufficient amount of erythropoietin. The incidence of anaemia due to chronic kidney disease increases as kidney function declines.

It is estimated that 10.9 million patients in Japan have stages 3-5 CKD and of these, 32% have anaemia.2, 3    It is estimated that CKD affects 1 in 10 people worldwide and was responsible for over one million deaths in 2017.4,5 Many of these CKD patients will develop anaemia.

About GSK

GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

References
1.     Anemia in Chronic Kidney Disease. National Institute of Diabetes and Digestive and Kidney Diseases. https://www.niddk.nih.gov/health-information/kidney-disease/anemia
2.     Akizawa T. et al. Burden of Anemia in Chronic Kidney Disease Patients in Japan: A Literature Review. Ther Apher Dial. 2018;22(5):444-56. https://doi.org/10.1111/1744-9987.12712
3.     Imai E. et al. Prevalence of chronic kidney disease in the Japanese general population. Clin Exp Nephrol. 2009;13(6):621-30. https://doi.org/10.1007/s10157-009-0199-x
4.     Hill NR et al. Global Prevalence of Chronic Kidney Disease - A Systematic Review and Meta-Analysis. Plos One. 2016.  https://journals.plos.org/plosone/article?id=10.1371/journal.pone.0158765#authcontrib
5.     GBD Chronic Kidney Disease Collaboration. Global, regional, and national burden of chronic kidney disease, 1990-2017: a systemic analysis for the Global Burden of Disease Study 2017. The Lancet. Volume 395, Issue 10225, p709-733; February 29, 2020.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Danielle Smith	+44 (0) 20 8047 0932	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk Factors" in the company's Annual Report on Form 20-F for 2019 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
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Registered Office:
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: June 29, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc